Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended		Fiscal Year Ended
Dollars in millions	Aug.26, 2007	Aug.27, 2006	May 27, 2007	May 28, 2006	May 29, 2005	May 30, 2004	May 25, 2003
Earnings before income taxes and after-tax earnings from joint ventures	$396.8	$385.8	$1,631.3	$1,559.0	$1,807.0	$1,502.0	$1,309.6
Distributed income of equity investees	16.4	10.9	45.2	77.4	83.0	60.0	94.6
Plus: Fixed charges (1)	129.3	121.3	496.8	462.4	524.0	569.0	619.1
Plus: amortization of capitalized interest, net of interest capitalized	(0.7)	—	—	1.7	0.9	(4.6)	(4.5)
Earnings available to cover fixed charges	$541.8	$518.0	$2,173.3	$2,100.5	$2,414.9	$2,126.4	$2,018.8
Ratio of earnings to fixed charges	4.19	4.27	4.37	4.54	4.61	3.74	3.26

(1) Fixed charges:
Interest and minority interest expense, gross	$120.3	$112.4	$460.8	$427.0	$488.2	$537.0	$589.7
Rentals (1/3)	9.0	8.9	36.0	35.4	35.8	32.0	29.4
Total fixed charges	$129.3	$121.3	$496.8	$462.4	$524.0	$569.0	$619.1

For purposes of computing the ratio of earnings to fixed charges, earnings represent earnings before income taxes and after-tax earnings of joint ventures, distributed income of equity investees, fixed charges, and amortization of capitalized interest, net of interest capitalized. Fixed charges represent gross interest expense (excluding interest on taxes) and subsidiary preferred distributions to minority interest holders, plus one-third (the proportion deemed representative of the interest factor) of rent expense.